Exhibit 99.2

INDEX TO FINANCIAL STATEMENTS

Page
BULLISH — UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income/(Loss) for the three and six months ended June 30, 2026 and 2025	2
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2026 and December 31, 2025	3
Unaudited Condensed Consolidated Statements of Changes in Equity for the three and six months ended June 30, 2026 and 2025	4
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2026 and 2025	5
Notes to the Unaudited Condensed Consolidated Financial Statements	6

BULLISH

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS) (UNAUDITED)

FOR THE three and six months ended June 30, 2026 and 2025

(In thousands, except per share data)

		Three months ended June 30,		Six months ended June 30,
	Notes	2026	2025	2026	2025
Digital assets sales	4	$32,585,087	$58,630,645	$84,397,834	$138,866,802
Cost of digital assets derecognized	5	(32,569,561)	(58,615,273)	(84,362,303)	(138,824,914)
Other revenues	6	64,951	32,292	122,433	52,596
Change in fair value of digital assets held, net	7	(244,614)	68,409	(804,198)	(178,353)
Net spread related income and change in fair value of perpetual futures on the Exchange		(98)	(1,989)	(63)	(5,691)
Change in fair value of investment in financial assets	14	(30,578)	86,359	(122,951)	14,549
Administrative expenses	8	(56,268)	(43,017)	(104,548)	(90,203)
Other expenses	9	(32,513)	(17,362)	(78,043)	(32,425)
Finance expense	10	(14,459)	(13,291)	(28,547)	(23,531)
Change in fair value of derivatives		22,383	(2,379)	91,580	(2,379)
Change in fair value of financial liability at FVTPL		(4,300)	(15,250)	4,200	(16,150)
Income/(loss) before income tax		$(279,970)	$109,144	$(884,606)	$(239,699)
Income tax benefit/(expense)	11	(4)	(876)	(230)	(655)
Net income/(loss)		$(279,974)	$108,268	$(884,836)	$(240,354)

Attributable to:
Owners of the Group		(270,193)	107,513	(851,906)	(236,481)
Non-controlling interests		(9,781)	755	(32,930)	(3,873)
Net income/(loss)		$(279,974)	$108,268	$(884,836)	$(240,354)

Other comprehensive income/(loss)
Items that will not be subsequently reclassified to profit or loss:
Revaluation of digital assets held as investments		30,210	478,689	3,574	378,786
Fair value gain/(loss) on financial liabilities designated as at FVTPL attributable to changes in credit risk		(8,500)	(4,350)	5,750	1,700
		$21,710	$474,339	$9,324	$380,486
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations		(62)	1,591	(364)	2,134

Total comprehensive income/(loss)		$(258,326)	$584,198	$(875,876)	$142,266

Attributable to:
Owners of the Group		(250,774)	576,422	(844,677)	140,104
Non-controlling interests		(7,552)	7,776	(31,199)	2,162
Total comprehensive income/(loss)		$(258,326)	$584,198	$(875,876)	$142,266

Weighted average number of ordinary shares for the purposes of basic and diluted earnings/(loss) per share
Basic	23	151,684	113,215	151,417	113,215
Diluted	23	151,684	115,951	151,417	113,215
Earnings/(Loss) per share
Basic	23	$(1.78)	$0.95	$(5.63)	$(2.09)
Diluted	23	$(1.78)	$0.93	$(5.63)	$(2.09)

The accompanying notes are an integral part of these condensed consolidated financial statements.

BULLISH

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS OF June 30, 2026 AND December 31, 2025

(In thousands)

	Notes	June 30, 2026	December 31, 2025

ASSETS
Non-current assets
Goodwill		$62,648	$63,062
Other intangible assets		29,978	31,104
Property and equipment and right-of-use assets		27,541	28,369
Deferred tax assets		2,823	2,865
Other assets	15	26,074	21,311
Restricted cash	16	5,817	5,727
Total non-current assets		$154,881	$152,438

Current assets
Digital assets held - inventories	12	$139,131	$206,178
Digital assets held - intangible assets	12	1,133,596	1,537,071
Digital assets held - financial assets	12	952,626	1,037,915
Loan and other receivables - digital assets	13	269,111	446,481
Derivative financial instruments	20	-	-
Investments in financial assets	14	226,237	404,144
Other assets	15	64,687	47,502
Customer segregated cash		52,724	20,044
Restricted cash	16	17,106	16,839
Cash and cash equivalents	17	86,614	87,892
Total current assets		$2,941,832	$3,804,066

Total assets		$3,096,713	$3,956,504

LIABILITIES
Non-current liabilities
Borrowings from related parties	24	$495,650	$505,600
Convertible redeemable preference shares		-	-
Digital assets loan payable	19	2,916	5,267
Lease liabilities		13,064	14,378
Deferred tax liabilities		1	18
Other payables	18	-	3,000
Total non-current liabilities		$511,631	$528,263

Current liabilities
Customer segregated cash liabilities		$52,724	$20,044
Borrowings		11	49,982
Digital assets loan payable	19	66	334
Lease liabilities		6,446	5,524
Other payables	18	61,697	54,028
Derivative financial instruments	20	4,108	-
Total current liabilities		$125,052	$129,912

Total liabilities		$636,683	$658,175

Net assets		$2,460,030	$3,298,329

EQUITY
Share capital and share premium		$5,124,909	$5,110,063
Option premium on convertible redeemable preference shares		-	-
Reserves		414,108	774,224
Accumulated deficit		(3,123,985)	(2,668,100)
Total shareholders' equity attributable to the owners of the Group		$2,415,032	$3,216,187

Non-controlling interests		44,998	82,142

Total equity		$2,460,030	$3,298,329

The accompanying notes are an integral part of these condensed consolidated financial statements.

BULLISH

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

FOR THE THREE months ended June 30, 2026 and 2025

(In thousands)

				Reserves
			Option
			premium on		Revaluation			Total equity
			convertible	Share-	reserves for			attributable
			redeemable	based	digital assets			to the	Non-
	Share	Share	preference	payment	held as	Other	Accumulated	owners of	controlling	Total
	capital	premium	shares	reserves	investments	reserves	deficit	the Group	interests	equity
As of April 1, 2025	$226	$3,821,311	$18,399	$74,988	$581,600	$63,672	$(2,601,700)	$1,958,496	$5,364	$1,963,860
Net income/(loss)	-	-	-	-	-	-	107,513	107,513	755	108,268
Other comprehensive income/(loss) for the period	-	-	-	6	471,718	(2,815)	-	468,909	7,021	475,930
Total comprehensive income for the year/period	—	—	—	6	471,718	(2,815)	107,513	576,422	7,776	584,198
Equity settled share-based payments	-	-	-	3,256	-	-	-	3,256	-	3,256
Transfer of revaluation gain of digital assets held as investments upon disposal	-	-	-	-	(118,562)	-	118,562	—	-	—
As of June 30, 2025	$226	$3,821,311	$18,399	$78,250	$934,756	$60,857	$(2,375,625)	$2,538,174	$13,140	$2,551,314

As of April 1, 2026	$302	$5,118,952	$—	$83,576	$239,481	$67,157	$(2,860,139)	$2,649,329	$53,878	$2,703,207
Net income	-	-	-	-	-	-	(270,193)	(270,193)	(9,781)	(279,974)
Other comprehensive income/(loss) for the period	-	-	-	-	27,675	(8,256)	-	19,419	2,229	21,648
Total comprehensive income/(loss)	—	—	—	—	27,675	(8,256)	(270,193)	(250,774)	(7,552)	(258,326)
Issuance of shares, including exercise of stock options	1	5,654	-	(3,128)	-	-	-	2,527	-	2,527
Change in non-controlling interest in BMC1	-	-	-	-	607	85	636	1,328	(1,328)	0
Trading Rewards Program Warrants Issued	-	-	-	7,591	-	-	-	7,591	-	7,591
Equity settled share-based payments	-	-	-	5,031	-	-	-	5,031	-	5,031
Transfer of revaluation gain of digital assets held as investments upon disposal	-	-	-	-	(5,711)	-	5,711	0	-	0
As of June 30, 2026	$303	$5,124,606	$—	$93,070	$262,052	$58,986	$(3,123,985)	$2,415,032	$44,998	$2,460,030

FOR THE six months ended June 30, 2026 and 2025

				Reserves
			Option
			premium on		Revaluation			Total equity
			convertible	Share-	reserves for			attributable
			redeemable	based	digital assets			to the	Non-
	Share	Share	preference	payment	held as	Other	Accumulated	owners of	controlling	Total
	capital	premium	shares	reserves	investments	reserves	deficit	the Group	interests	equity
As of January 1, 2025	$226	$3,821,311	$18,399	$69,852	$731,838	$57,107	$(2,309,053)	$2,389,680	$10,979	$2,400,659
Net income/(loss)	-	-	-	-	-	-	(236,481)	(236,481)	(3,873)	(240,354)
Other comprehensive income/(loss) for the period	-	-	-	9	372,827	3,750	-	376,586	6,034	382,620
Total comprehensive income for the year/period	—	—	—	9	372,827	3,750	(236,481)	140,105	2,161	142,266
Equity settled share-based payments	-	-	-	8,389	-	-	-	8,389	-	8,389
Transfer of revaluation gain of digital assets held as investments upon disposal	-	-	-	-	(169,909)	-	169,909	—	-	—
As of June 30, 2025	$226	$3,821,311	$18,399	$78,250	$934,756	$60,857	$(2,375,625)	$2,538,174	$13,140	$2,551,314

As of January 1, 2026	$301	$5,109,762	$—	$70,339	$650,288	$53,597	$(2,668,100)	$3,216,187	$82,142	$3,298,329
Net income	-	-	-	-	-	-	(851,906)	(851,906)	(32,930)	(884,836)
Other comprehensive income/(loss) for the period	-	-	-	-	2,054	5,175	-	7,229	1,731	8,960
Total comprehensive income/(loss)	—	—	—	—	2,054	5,175	(851,906)	(844,677)	(31,199)	(875,876)
Issuance of shares, including exercise of stock options	2	14,844	-	(10,970)	-	-	-	3,876	—	3,876
Change in non-controlling interest in BMC1	-	-	-	-	16,950	214	(11,219)	5,945	(5,945)	0
Trading Rewards Program Warrants Issued	-	-	-	23,067	-	-	-	23,067	-	23,067
Equity settled share-based payments	-	-	-	10,634	-	-	-	10,634	-	10,634
Transfer of revaluation gain of digital assets held as investments upon disposal	-	-	-	-	(407,240)	-	407,240	—	-	—
As of June 30, 2026	$303	$5,124,606	$—	$93,070	$262,052	$58,986	$(3,123,985)	$2,415,032	$44,998	$2,460,030

BULLISH

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE six months ended June 30, 2026 and 2025

(In thousands)

		Six months ended
		June 30,
	Notes	2026	2025
Cash flows from operating activities
Net loss		$(884,836)	$(240,354)
Adjustments for:
Interest income	6	(10,504)	(6,026)
Debt interest expense	10	27,970	23,000
Lease interest expense	10	577	531
Net foreign exchange loss		—	(44)
Share-based payments expenses		10,634	8,389
Depreciation of property and equipment and right-of-use assets	9	3,150	3,130
Amortization of other intangible assets	9	1,115	1,173
Impairment of right-of-use asset	9	591	—
(Gain)/loss from revaluation of digital assets and other investments in financial assets at FVTPL, net		298,029	17,364
Change in fair value of financial liability at FVTPL		(4,182)	16,150
Impairment losses of digital assets		540,042	148,819
Operating cash flows before changes in operating assets and liabilities		(17,414)	(27,868)

Decrease/(increase) in other assets		(37,876)	3,019
Decrease/(increase) in deferred tax assets		41	(431)
Decrease/(increase) in digital assets held - inventories		(6,671)	273,380
Decrease/(increase) in digital assets held - financial assets		202,933	(825,304)
Decrease/(increase) in digital assets held - loan receivable		(92,724)	593,256
Increase/(decrease) in other payables		21,010	(5,273)
Increase/(decrease) in customer segregated cash liabilities		32,680	(2,244)
Increase/(decrease) in deferred tax liabilities		(16)	6
Interest received		5,846	4,885

Net cash provided by/(used in) operating activities		$107,809	$13,426

Cash flows from investing activities
Purchase of investment in financial assets		(6,449)	(1,275)
Proceeds on investment in financial assets		4,163	—
Purchase of property and equipment		(1,047)	(250)
Proceeds on disposal of property and equipment		29	—
Purchase of digital assets held - intangible assets		(907)	(41,664)
Proceeds on disposal of digital assets held - intangible assets		5,240	30,448

Net cash provided by/(used in) investing activities		$1,029	$(12,741)

Cash flows from financing activities
Proceeds from issuance of ordinary shares		3,876	—
Interest paid		(27,970)	(20,639)
Proceeds from loans		—	174,300
Repayment of loans		(50,000)	(149,300)
Repayment on lease liabilities		(2,855)	(2,863)

Net cash provided by/(used in) financing activities		$(76,949)	$1,498

Net increase/(decrease) in cash and cash equivalents, customer segregated cash and restricted cash		31,889	2,183
Cash and cash equivalents, customer segregated cash and restricted cash at beginning of the period		130,502	$55,783
Effects of exchange rate changes on cash and cash equivalents, customer segregated cash and restricted cash		(130)	$(107)
Cash and cash equivalents, customer segregated cash and restricted cash at end of the period		$162,261	$57,859

Cash and cash equivalents, customer segregated cash and restricted cash consisted of the following:
Customer segregated cash		52,724	4,138
Restricted cash	16	22,923	18,161
Cash and cash equivalents	17	86,614	35,560
Total cash and cash equivalents, customer segregated cash and restricted cash		$162,261	$57,859

Supplemental schedule of non-cash investing and financing activities
Recognition of right-of-use assets against lease liabilities		—	3,467
Purchase of digital assets held - intangible assets		(8,074,124)	(35,764,843)
Proceeds on disposal of digital assets held - intangible assets		8,123,895	35,478,545
Digital asset loan receivables made, net		86,910	28,137
Digital asset pledged as collateral made, net		98,452	79,974
Interest Received in Digital Assets		1,601	—
Purchase of investment in financial assets via USDC		—	(10,116)
Prepayment on intangible assets (made)/returned, net		(17,364)	2,036
Non-cash purchase of investment		(6,770)	—
Non-cash proceeds of sales of investments		159,315	—
Interest paid in digital assets		(9,606)	(2,892)
Proceeds from borrowings via digital assets		2,364,403	2,326,320
Repayment from borrowings via digital assets		(2,355,744)	(2,303,147)
Proceeds from digital assets loan payable via digital assets		256,050	216,743
Repayments from digital assets loan payable via digital assets		(256,002)	(215,362)

The accompanying notes are an integral part of these condensed consolidated financial statements.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1  General information

Bullish (the “Company”) is an exempted company incorporated and domiciled in the Cayman Islands. The Company and its subsidiaries are collectively referred to as the “Group.” Our Common Stock, par value $0.002 per share (“common stock”), has been listed on the New York Stock Exchange under the ticker symbol “BLSH” since August 2025.

These unaudited condensed consolidated interim financial statements (the “interim financial statements”) are as of June 30, 2026 and for the three and six months ended June 30, 2026 and 2025. Comparative balance sheet information is as of December 31, 2025.

The principal activity of the Group is providing infrastructure and information services. This includes the operations of its subsidiary, Bullish (GI) Limited, which operates a digital asset trading platform (the “Exchange”) and CoinDesk Inc. (“CoinDesk”) which provides digital asset media and information services.

The interim financial statements are presented in U.S. dollars, which is the functional currency of the Group.

The Group operates as a single operating and reportable segment. The Chief Executive Officer (“CEO”) serves as the Chief Operating Decision Maker (“CODM”) and reviews financial information on a consolidated basis for purposes of resource allocation and performance assessment.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2  Summary of principal accounting policies

2.1	Compliance with IFRS

The interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information or footnote disclosures, normally included in annual financial statements prepared in accordance with IFRS, have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting.

These interim financial statements, in the opinion of management, reflect all normal and recurring adjustments necessary to fairly present our financial position, operating results and cash flows for the periods presented. All material intercompany transactions and balances have been eliminated in consolidation.

Interim results are not necessarily indicative of results expected for any other interim period or a full fiscal year.

These interim financial statements should be read in conjunction with the Group’s audited consolidated financial statements and the notes included in our annual report on Form 20-F for the year ended December 31, 2025.

2.2	Basis of preparation and accounting policies

The accounting policies have been consistently applied to the current and prior periods presented, as are the methods of computation unless otherwise stated.

2.3	New standards and amendments not yet effective

The Group has evaluated the new standards and amendments disclosed in the annual financial statements that are effective for the current period and determined that they are not applicable to these interim financial statements. The Group is in the process of reviewing the effects of applying the new standards and amendments disclosed in the annual financial statements that are not yet effective.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3  Critical accounting judgments and key sources of estimation uncertainty

In preparing these interim financial statements, management has made judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, income, and expenses. Actual results may differ from these estimates.

The significant judgments and key sources of estimation uncertainty applied are consistent with those described in the Group’s audited consolidated financial statements for the year ended December 31, 2025.

4  Digital assets sales

The following tables summarize the disaggregation of Digital assets sales by venue for the three and six months ended June 30, 2026 and 2025 (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
On the Exchange	$32,585,087	$58,600,575	$84,397,834	$138,532,869
On other venues(i)	-	30,070	-	333,933
Total Digital asset sales	$32,585,087	$58,630,645	$84,397,834	$138,866,802

(i)	Other venues means other exchanges or over-the-counter brokers that were used to purchase or sell digital assets.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4  Digital assets sales—(continued)

Below is the table of Digital assets sales on the Exchange disaggregated by major geography, based on domicile of the customers, accounting for 10% or more of total Digital assets sales on the Exchange (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
United Kingdom	$11,500,671	$13,702,655	$27,706,748	$39,388,615
United Arab Emirates	6,629,282	5,810,781	17,785,030	11,917,325
Cayman Islands	9,089,307	2,199,920	19,821,138	4,328,049
Singapore	*	1,433,338	*	13,452,532
British Virgin Islands	*	25,641,115	*	43,950,980
Cyprus	*	2,251,957	*	10,364,746
Netherlands	*	*	*	394,788
Rest of the World	5,365,827	7,560,809	19,084,918	14,735,834
Total Digital asset sales on the Exchange	$32,585,087	$58,600,575	$84,397,834	$138,532,869

* Digital asset sales attributable to the geography during the period did not exceed the 10% threshold.

Below are the tables of Digital assets sales on the Exchange disaggregated by major customers accounting for 10% or more of total Digital assets sales on the Exchange (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Customer A	*	768,304	*	12,039,110
Customer B	8,240,519	10,027,341	21,266,728	33,104,795
Customer C	*	1,748,389	*	9,827,919
Customer D	6,436,766	*	17,106,866	*
Customer E	*	16,919,662	*	19,559,205
Customer F	4,103,451	*	*	*
Customer G	3,260,142	*	*	*

* Digital asset sales attributable to the customer during the period did not exceed the 10% threshold.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5  Cost of digital assets derecognized

The following table presents the Cost of digital assets derecognized by venue for the three and six months ended June 30, 2026 and 2025 (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
On the Exchange	$32,569,561	$58,585,058	$84,362,303	$138,490,874
On other venues(i)	-	30,215	-	334,040
Total Cost of digital assets derecognized	$32,569,561	$58,615,273	$84,362,303	$138,824,914

(i)	Other venues means other exchanges or over-the-counter brokers that were used to purchase or sell digital assets.

6  Other revenues

The following table presents Other revenues by category for the three and six months ended June 30, 2026 and 2025 (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Transaction fee income(i)	$2,263	$384	$4,974	$947
Subscription and services revenue(ii)	62,688	31,908	117,459	51,649
Total Other revenues(iii)	$64,951	$32,292	$122,433	$52,596

(i)

For the three months ended June 30, 2026 and 2025, the Exchange recorded transaction fee income from peer-to-peer spot trades of $0.3 million and $0.3 million, respectively, and $0.7 million and $0.8 million for the six months ended June 30, 2026 and 2025, respectively.

(ii)

This includes interest income of $4.7 million and $3.4 million for the three months ended June 30, 2026 and 2025, respectively, and $10.3 million and $6.0 million for the six months ended June 30, 2026 and 2025, respectively. This amount also includes other income from non-customers of $13.0 million and $10.3 million for the three months ended June 30, 2026 and 2025, respectively, and $28.9 million and $10.5 million for the six months ended June 30, 2026 and 2025, respectively.

(iii)	This includes the total of interest income and other income from non-customers, which amounted to $17.7 million and $13.7 million for the three months ended June 30, 2026 and 2025, respectively, and $39.2 million and $16.5 million for the six months ended June 30, 2026 and 2025, respectively.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7  Change in fair value of digital assets held, net

The following table presents the components of the Change in fair value of digital assets held, net for the three and six months ended June 30, 2026 and 2025 (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Change in fair value of digital asset inventories, arising from purchase of digital assets on the Exchange	$12,207	$10,175	$27,472	$28,863
Change in fair value of digital asset inventories and financial assets, net of change in fair value of the payable to customers	(65,253)	22,837	(216,177)	(92,430)
Change in fair value of loan and other receivables - digital assets	(12,143)	54,958	(85,379)	33,558
Change in fair value of digital asset loan payable	2,088	(12,830)	2,369	475
Impairment losses of digital asset held - intangible assets	(181,513)	(6,731)	(532,483)	(148,819)
Total Change in fair value of digital assets held, net	$(244,614)	$68,409	$(804,198)	$(178,353)

8  Administrative expenses

The following table presents the components of Administrative expenses for the three and six months ended June 30, 2026 and 2025 (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Compensation and benefits	$39,212	$30,059	$77,465	$65,661
Legal and professional fees	17,056	12,958	27,083	24,542
Total Administrative expenses	$56,268	$43,017	$104,548	$90,203

9  Other expenses

The following table presents the components of Other expenses for the three and six months ended June 30, 2026 and 2025 (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Information technology and software expenses	$6,345	$5,422	$12,058	$9,969
Production expenses	6,115	4,809	9,842	7,814
Depreciation of property and equipment and right-of-use assets	1,480	1,632	3,150	3,130
Advertisement and promotion expenses	2,748	2,563	4,804	4,437
Amortization of intangible assets	558	557	1,115	1,173
Custody fees	446	368	860	944
Other share-based payment expenses	7,591	-	23,029	-
Impairment of right-of-use assets	-	-	591	-
Digital asset impairment	-	-	8,239	-
Other	7,230	2,011	14,355	4,958
Total Other expenses	$32,513	$17,362	$78,043	$32,425

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10  Finance expense

The following table presents the components of Finance expense for the three and six months ended June 30, 2026 and 2025 (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Loan interest expense	$14,193	$13,013	$27,970	$23,000
Lease interest expense	266	278	577	531
Total Finance expense	$14,459	$13,291	$28,547	$23,531

Loan interest expense for the three and six months ended June 30, 2026 and 2025 includes expenses related to borrowing arrangements detailed in the annual financial statements.

11  Income tax (benefit) expense

The following table presents the components of Income tax (benefit) expense for the three and six months ended June 30, 2026 and 2025 (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Current income tax expense	$(150)	$1,043	$205	$1,089
Deferred income tax benefit	154	(167)	25	(434)
Total Income tax (benefit) expense	$4	$876	$230	$655

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12  Digital assets held

The table below presents the breakdown of Digital assets held - financial assets by venue (in thousands):

	June 30,	December 31,
	2026	2025
Digital financial assets held on the Exchange wallets	$59,976	$84,993
Digital financial assets held on the non-Exchange wallets	892,650	952,922
Total Digital assets held - financial assets	$952,626	$1,037,915

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12  Digital assets held—(continued)

The table below presents the implied units and carrying amount of digital assets, denominated in units and US dollars, for Digital assets held - inventories, Digital assets - intangible assets, and Digital assets - financial assets (in thousands):

	June 30,		December 31,
	2026		2025
	Units	Fair Value	Units	Fair Value
BTC(i)	19.99	$1,171,444	18.03	$1,598,225
ETH(i)	9.54	14,948	12.52	37,410
Stablecoins(ii)		742,506		1,056,666
Others(iii)		296,455		88,863
Total Digital assets held - inventories, intangible assets, and financial assets		$2,225,353		$2,781,164

(i)

BTC and ETH balances presented include tokens that are wrapped such as cbBTC (12,287.2 units valued at $720.1 million as of June 30, 2026 and 8,177.4 units valued at $725.8 million as of December 31, 2025), wBTC (187.3 units valued at $11.0 million as of June 30, 2026, 226.8 units valued at $20.1 million as of December 31, 2025) and weETH (176.5 units valued at $0.3 million as of June 30, 2026, 160.6 units valued at $0.5 million as of December 31, 2025).

(ii)

Stablecoins are a digital asset intended to maintain a stable value by tracking a reference asset, such as USD, typically on a one-to-one basis. As of June 30, 2026, individual assets that comprise greater than 5% of the balance include USDC ($458.0 million), USDG ($150.8 million), and SOFID ($50.0 million). As of December 31, 2025, individual assets that comprise greater than 5% of the balance include USDC ($464.9 million), USDG ($204.3 million), and PYUSD ($161.1 million). No other stablecoins represent greater than 5% of the total balance.

(iii)	Any digital asset that individually represents less than 5% of the digital asset balance presented is grouped together as Others.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13  Loan and other receivables - digital assets

The following table presents Loan and other receivables - digital assets by type of underlying digital asset provided, denominated in units and US dollars, as of June 30, 2026 and December 31, 2025 (in thousands). Amounts totaling less than 5% of the outstanding balance are aggregated in the Others line:

	June 30,		December 31,
	2026		2025
	Units	Fair Value	Units	Fair Value
BTC	1.57	$91,818	1.90	$168,630
ETH	1.70	2,657	1.96	5,843
USDC		142,669		132,775
USD		16,821		-
Others		11,227		9,128
Total Digital assets - credit line facility and other lending arrangements		$265,192		$316,376

BTC	0.03	$1,464	0.01	$792
ETH	0.40	614	0.57	1,699
USDC		926		12,008
XRP		499		-
SOL		416		-
Others		-		281
Total Digital assets - margin lending services		$3,919		$14,780

BTC	—	$—	1.30	$115,325
Total Digital assets - pledged as collateral		$—		$115,325

BTC	1.59	$93,282	3.21	$284,747
ETH	2.09	3,271	2.53	7,542
USDC		143,595		144,783
USD		16,821		-
XRP		499		-
SOL		416		-
Others		11,227		9,409
Total Loan and other receivables - digital assets		$269,111		$446,481

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14  Investments in financial assets

The table below presents the fair value of Investments in financial assets by investment type (in thousands):

	June 30,	December 31,
	2026	2025
BTC funds	$124,808	$186,067
Grayscale CoinDesk Crypto 5 ETF	59,517	93,184
CoinDesk 20	-	87,802
Other digital assets funds	12,376	12,408
Other investments in financial assets	29,536	24,683
Total Investments in financial assets	$226,237	$404,144

For the six months ended June 30, 2026, the Group held digital assets exchange-traded funds and private funds valued at $196.7 million (December 31, 2025: $379.4 million) as well as equity investments valued at $29.5 million (December 31, 2025: $24.7 million).

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15  Other assets

The table below presents the components of non-current and current Other assets (in thousands):

	June 30,	December 31,
	2026	2025
Non-current assets
Deposits	$1,297	$1,180
Other receivables	414	323
Finance lease receivables	302	739
Prepayments	17,448	16,252
Deferred trading rewards program costs	6,613	2,817
Total Other assets (non-current)	$26,074	$21,311

Current assets
Accounts receivable	$22,310	$24,625
Finance lease receivables	348	110
Prepayments	14,097	18,943
Other receivables	23,764	3,824
Deferred trading rewards program costs	4,168	-
Total Other assets (current)	$64,687	$47,502

As of June 30, 2026 and December 31, 2025 the carrying values of current Other assets approximated their fair values.

16  Restricted cash

As of June 30, 2026, current Restricted cash primarily related to deposits for insurance policies of $17.1 million (December 31, 2025: $16.8 million) and non-current Restricted cash primarily related to guarantees for lease agreements of $5.8 million (December 31, 2025: $5.7 million).

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17  Cash and cash equivalents

The table below presents the components of Cash and cash equivalents (in thousands):

	June 30,	December 31,
	2026	2025
Cash at banks	$78,611	$80,159
Cash on the Exchange at banks	7,994	7,626
Cash held in brokers	9	107
Total Cash and cash equivalents	$86,614	$87,892

As of June 30, 2026 and December 31, 2025, the carrying values of Cash and cash equivalents approximated their fair values.

18  Other payables

The table below presents the components of Other payables (in thousands):

	June 30,	December 31,
	2026	2025
Non-current payables
Trading rewards program liability	$—	$3,000
Total Other payables (non-current)	$—	$3,000

Current payables
Accrued compensation and benefits	$11,609	$20,363
Accrued expenses	19,716	10,569
Deferred income	12,346	10,557
Loan interest payable to the related party(i)	9,272	8,764
Amounts due to related parties(i)	651	807
Other payables	8,103	2,968
Total Other payables (current)	$61,697	$54,028

(i)	For additional details regarding transactions with related parties see Note 24.

As of June 30, 2026 and December 31, 2025, the carrying values of Other payables approximated their fair values.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19  Digital assets loan payable

The table below presents the components of Digital assets loan payable (in thousands):

	June 30,	December 31,
	2026	2025
Unsecured borrowing at FVTPL	$2,916	$5,267

Secured borrowing at FVTPL	$66	$334

Digital assets loan payable (non-current)	$2,916	$5,267
Digital assets loan payable (current)	$66	$334

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20  Derivative financial instruments

The table below presents details regarding Derivative financial instruments (in thousands):

	June 30,	December 31,
	2026	2025
Derivative financial instruments (assets)
Digital currency perpetual contracts - carrying amount	$—	$—
Derivative financial instruments (liabilities)
Digital currency perpetual contracts - carrying amount	4,108	-
Total notional amount
Digital currency perpetual contracts	$279,976	$140,522

The notional amount of Derivative financial instruments primarily represents the over-the-counter perpetual futures contracts that the Group holds off Exchange. Derivative financial instruments are held as trading derivatives that are not designated in a hedge accounting relationship.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21  Fair value of financial instruments

The Group's accounting policies and valuation methodologies for fair value measurements are consistent with those described in the annual financial statements. There have been no changes to the Group's fair value measurement methodologies during the six months ended June 30, 2026.

Assets and Liabilities Measured at Fair Value

The following table presents the Group's assets and liabilities measured at fair value as of June 30, 2026 and December 31, 2025 (in thousands):

	Level 1	Level 2	Level 3	Total
As of June 30, 2026
Assets
Investments in financial assets	$178,239	$11,120	$36,878	$226,237
Digital assets held — inventories	139,131	-	-	139,131
Digital assets held — intangible assets	1,123,682	9,914	-	1,133,596
Digital assets held — financial assets	936,501	16,125	-	952,626
Loan and other receivables — digital assets	-	269,111	-	269,111
Derivative financial instruments - current assets	-	-	-	-
Total assets	$2,377,553	$306,270	$36,878	$2,720,701

Liabilities
Borrowings from related parties	$-	$-	$495,650	$495,650
Digital assets loan payable	-	66	2,916	2,982
Derivative financial instruments - current liabilities	-	4,108	-	4,108
Total liabilities	$-	$4,174	$498,566	$502,740

	Level 1	Level 2	Level 3	Total
As of December 31, 2025
Assets
Investments in financial assets	$358,184	$17,275	$28,685	$404,144
Digital assets held — inventories	206,178	-	-	206,178
Digital assets held — intangible assets	1,537,071	-	-	1,537,071
Digital assets held — financial assets	1,037,915	-	-	1,037,915
Loan and other receivables — digital assets	-	446,481	-	446,481
Derivative financial instruments - current assets	-	-	-	-
Total assets	$3,139,348	$463,756	$28,685	$3,631,789

Liabilities
Borrowings from related parties	$-	$-	$505,600	$505,600
Digital assets loan payable	-	-	5,601	5,601
Derivative financial instruments - current liabilities	-	-	-	-
Total liabilities	$-	$-	$511,201	$511,201

Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period in which they occur, and reflect changes in the availability of observable market data or, for Level 3 instruments, changes in the financial information and other factors considered by management.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21  Fair Value of Financial Instruments—(continued)

Level 3 Financial Instruments

The Group holds certain financial instruments classified as Level 3 under IFRS 13 Fair Value Measurement, for which fair value is estimated by management based on available financial information and other relevant factors, consistent with the methodology described in the Group's annual financial statements on Form 20-F. Activity for Level 3 instruments, including purchases, sales, issuances, settlements, transfers, and realized and unrealized gains and losses, was not material for the six months ended June 30, 2026 and 2025.

Unrealized gains (losses) included in earnings for the six months ended June 30, 2026 and 2025, attributable to Level 3 instruments still held at period end, were not material.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22  Share-based payments

On July 31, 2025, the Company’s Board of Directors approved a reverse stock split of the Company’s Class A common shares, Class B preference shares, and Class C common shares on a 1-for-2 basis (the “Reverse Split”) which became effective on August 1, 2025. All share and per-share amounts presented in this note, including comparative periods, have been retrospectively adjusted to reflect the reverse stock split. Refer to the annual financial statements for further details on the Reverse Split.

For a description of the Group's share-based payment arrangements, refer to Note 29 of the Group's annual consolidated financial statements for the year ended December 31, 2025. The tables below present share-based award activity for the three and six months ended June 30, 2026 and the comparative period presented.

The table below presents details of the Trading Rewards Program ("TRP") warrants activity during the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Outstanding at beginning of period	955,704	-	369,853	-
Granted during the period	585,852	-	1,171,703	-
Outstanding at end of period	1,541,556	-	1,541,556	-

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22  Share-based payments—(continued)

Options

The tables below present details of the options activity during the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,				Six months ended June 30,
	2026		2025		2026		2025
		Weighted		Weighted		Weighted		Weighted
		average		average		average		average
	Options	exercise price	Options	exercise price	Options	exercise price	Options	exercise price
Outstanding at beginning of period	6,633,785	$19.75	5,917,842	$23.58	5,845,207	$18.10	4,943,913	$25.76
Granted during the period	17,027	$29.97	114,792	$23.98	1,140,954	$27.49	1,176,419	$23.62
Forfeited during the period	(127,627)	$23.31	(236,299)	$17.24	(219,307)	$22.16	(323,997)	$18.96
Exercised during the period	(185,944)	$15.31	—	$—	(429,613)	$14.95	—	$—
Outstanding at the end of period	6,337,241	$19.84	5,796,335	$17.74	6,337,241	$19.84	5,796,335	$17.74
Exercisable at the end of period	3,023,707	$18.24	—		3,023,707	$18.24	—

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

RSUs

The tables below present details of the RSU activity during the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Outstanding at beginning of the period	33,111	200,007	193,148	200,007
Granted during the period	-	-	-	-
Forfeited during the period	-	-	-	-
Released during the period	-	-	(160,037)	-
Outstanding at end of the period	33,111	200,007	33,111	200,007

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

23  Earnings/(loss) per share

For the three months ended June 30, 2026 and 2025, the weighted average number of ordinary shares outstanding used in the calculation of basic earnings per share was 151,684,192 and 113,214,765, respectively. For the three months ended June 30, 2026 and 2025, the weighted average number of ordinary shares outstanding used in the calculation of diluted earnings per share was 151,684,192 and 115,950,703.

For the six months ended June 30, 2026 and 2025, the weighted average number of ordinary shares outstanding used in the calculation of basic earnings per share was 151,416,722 and 113,214,765, respectively. For the six months ended June 30, 2026 and 2025, the weighted average number of ordinary shares outstanding used in the calculation of diluted earnings per share was 151,416,722 and 113,214,765.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

24  Related party transactions

The table below presents related party transactions entered into during the period (in thousands):

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Other expenses
Services fees charged to a related party	$—	$(241)	$—	$(481)

Finance expense
Loan interest expenses charged by related parties	$9,272	$8,669	$17,846	$17,243

The table below presents outstanding balances arising from the above transactions as of June 30, 2026 and December 31, 2025 (in thousands):

	June 30,	December 31,
	2026	2025
Other payables
Amounts due to related parties	$651	$807
Loan interest expense payable to related parties	9,272	8,764

Borrowings from the Related Party
Amounts due to related parties	495,650	505,600

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25  Subsequent events

The Group has evaluated subsequent events through August 13, 2026, the date the condensed consolidated financial statements were available for issuance. There were no subsequent events that required recognition or disclosure in the financial statements.